UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-123

A.	Full Title of Plan: Brown-Forman Winery Operations Savings Plan

B.	Name of Issuer of the Securities held Pursuant to the Plan and the Address of its Principal Executive Office:

Brown-Forman Corporation

850 Dixie Highway

Louisville, Kentucky 40210

I N D E X

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Brown-Forman Winery Operations Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Brown-Forman Winery Operations Savings Plan (the Plan), at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Louisville, Kentucky
June 24, 2005

Brown-Forman Winery Operations Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

	Participant Directed
	2004	2003
Investments, at fair value:
Mutual funds	$8,487,993	$8,224,946
Common collective trust fund	2,328,612	2,202,776
Brown-Forman Corporation Class B common stock	458,037	379,839
Loans to participants	349,421	438,666

	11,624,063	11,246,227

Profit sharing contribution receivable	367,000	365,974

Employers’ contributions receivable	13,651	14,466

Employees’ contributions receivable	21,853	48,095

Net assets available for benefits	$12,026,567	$11,674,762

The accompanying notes are an integral part of the financial statements.

Brown-Forman Winery Operations Savings Plan
Statements of Changes In Net Assets Available for Benefits
December 31, 2004 and 2003

	Participant Directed
	2004	2003
Additions:
Contributions:
Profit sharing	$368,026	$365,974
Employer	193,254	183,121
Employee	640,038	755,189

	1,201,318	1,304,284

Interest income	140,450	126,167
Dividend income	88,528	94,373
Net appreciation in fair value	520,616	1,209,016
Net transfer from Sonoma-Cutrer ESOP	578,240	2,422,246

Total additions	2,529,152	5,156,086

Deductions:
Withdrawals by participants	2,157,126	672,300
Administrative expenses	3,479	3,407
Net transfers to other plans	16,742	3,793,881

Total deductions	2,177,347	4,469,588

Net increase	351,805	686,498

Net assets available for benefits:
Beginning of year	11,674,762	10,988,264

End of year	$12,026,567	$11,674,762

The accompanying notes are an integral part of the financial statements.

Brown-Forman Winery Operations Savings Plan
Notes to Financial Statements

1.	Description of Plan:

The sponsor of the Brown-Forman Winery Operations Savings Plan (the Plan), Brown-Forman Corporation (the Sponsor), is a diversified producer and marketer of fine quality consumer products in domestic and international markets. The Sponsor’s operations include the production, importing, and marketing of wines and distilled spirits and the manufacture and sale of luggage and, through the Lenox, Incorporated division, the manufacture and sale of china, crystal and silver.

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

a.	General: The Plan is a defined contribution plan covering all eligible employees of Fetzer Vineyards, all eligible employees of Jekel Vineyards, and all eligible employees of Sonoma Cutrer Vineyards (collectively, the Companies) who are not members of a collective bargaining unit. An employee becomes eligible to participate in the Plan on the employment commencement date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

b.	Contributions: Non-highly compensated employees may contribute to the Plan an amount of not less than 1% nor more than 50% of their annual compensation and highly compensated employees may contribute between 1% and 15% of their annual compensation, not to exceed the Section 402(g) (of the Internal Revenue Code of 1986) limitation in effect for the 2004 calendar year, currently $13,000. New employees may transfer assets from their former employers’ qualified plans to the Plan.

Participants are eligible to receive the Companies’ matching contributions beginning on the first day of the month following completion of one year of service. The Companies’ matching contribution is equal to 50% of the participant’s elective contribution up to 5% of the participant’s annual compensation. The Companies may also make a profit sharing contribution to the Plan, as determined by the Companies.

Each participant’s account is credited with the participant’s contribution on a monthly basis, and effective November 15, 2004, on a semi-monthly basis, and an allocation of (i) the Companies’ matching contribution on a monthly basis, (ii) plan earnings on a daily basis, and (iii) the Companies’ profit sharing contribution and forfeited balances of terminated participants’ nonvested accounts on an annual basis. The total annual contributions, as defined by the Plan, credited to a participant’s account in a plan year may not exceed the lesser of (i) $40,000, or (ii) 100% of the participant’s compensation in the plan year.

Effective January 1, 2002, participants who have attained age 50 before December 31, 2002 could have contributed an additional catch-up contribution, subject to the limitations of the Internal Revenue Code (IRC) and the Plan. Effective January 1, 2004, eligible participants who have attained age 50 before the close of the plan year were eligible to make catch-up contributions in an amount from 1% to 50% of the employee’s compensation, subject to the limitations of the IRC.

Brown-Forman Winery Operations Savings Plan
Notes to Financial Statements, Continued

1.	Description of Plan, continued:

b.	Contributions, continued: Forfeited balances of terminated participants’ nonvested accounts are used first to reinstate previously forfeited account balances of re-employed participants, if any, and the remaining amounts are added to the Companies’ contribution and allocated to eligible participants as defined by the plan agreement. The forfeited balances totaled $548 and $542 for 2004 and 2003, respectively. In 2004 and 2003, no forfeited balances were used to reinstate previously forfeited account balances or added to the Companies’ contribution and allocated to eligible participants.

Participants can allocate contributions among various investment options in 1% increments. The Plan currently offers several different investment choices, including mutual funds, a money market portfolio, a common collective trust fund, and a Brown-Forman Stock Fund to participants.

c.	Vesting: Participants are immediately vested in their employee contributions plus actual earnings thereon. Vesting in the Companies’ contributions and earnings thereon is 25% per year of continuous service with the Company. Participants will become 100% vested in their Company contributions account in case of death, normal retirement, or total and permanent disability.

d.	Withdrawals: Upon termination of service, a participant can elect to transfer his vested interest in the Plan to the qualified plan of his new employer, roll over his funds into an Individual Retirement Account (IRA), or receive his vested interest in the Plan in a lump-sum amount or in the form of installment payments over a period of time not to exceed his life expectancy. If the vested account balance is less than $5,000, a lump-sum distribution will be made. Effective March 28, 2005, if the vested account balance is $1,000 or less, an automatic lump sum distribution will be made. If the vested account balance is greater than $1,000 up to $5,000, and the participant does not direct otherwise, it will be rolled over into an IRA with Fidelity Management Trust Company (Fidelity), the trustee and record keeper as defined by the Plan. In the event of death, the participant’s beneficiary will receive the vested interest in a lump-sum payment or in the form of an installment payment. A participant may also withdraw vested interest in the case of financial hardship under guidelines promulgated by the Internal Revenue Service. The participant’s contribution shall be suspended for six months after the receipt of a hardship distribution.

A participant may request permission from the plan administrator to borrow a portion of such participant’s vested accrued benefit under the Plan. Loans shall be limited to the lesser of $50,000 or 50% of the vested account balance. Loans must bear a reasonable rate of interest, be collateralized, and be repaid within five years. Participants do not share in the earnings from the Plan’s investments to the extent of any outstanding loans, except that the interest paid on such loans is allocated directly to the participant’s account.

2.	Summary of Significant Accounting Policies:

a.	Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting. Withdrawals by participants are recorded when paid. Purchases and

Brown-Forman Winery Operations Savings Plan
Notes to Financial Statements, Continued

2.	Summary of Significant Accounting Policies, continued:

a.	Basis of Accounting, continued: sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

b.	Valuation of Investments: The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds and common collective trust fund are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximate fair value. The Brown-Forman Corporation Stock Fund is comprised of Brown-Forman Corporation Class B shares, which are valued at the quoted closing market price, and a cash component.

The Plan presents in the accompanying statements of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

c.	Management Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting periods. Actual results could differ from those estimates.

d.	Payment of Benefits: Benefits are recorded when paid.

3.	Investments:

The Plan’s investments are held by a custodian trust company. The following table presents the fair value of investments. Investments that represent 5% or more of the Plan’s net assets are separately identified.

	December 31,
	2004		2003
	Number of		Number of
	Shares, Units		Shares, Units
	or Principal		or Principal
	Amount	Fair Value	Amount	Fair Value
Investments at fair value:
PIMCO Total Return Fund	62,398	$665,787	65,234	$698,660
Fidelity Magellan Fund	11,331	1,176,005	11,705	1,144,011
Fidelity Equity-Income Fund	39,829	2,102,188	45,142	2,245,791
Fidelity Growth Company	13,104	734,735	20,162	1,009,513
Fidelity Retirement Money Market Portfolio	2,237,893	2,237,893	1,858,165	1,858,165
Managed Income Portfolio	2,328,612	2,328,612	2,202,776	2,202,776
Other investments	97,832	2,378,843	81,561	2,087,311

		$11,624,063		$11,246,227

Brown-Forman Winery Operations Savings Plan
Notes to Financial Statements, Continued

3.	Investments, continued:

During 2004 and 2003 the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value as follows:

	2004	2003
Mutual funds	$503,377	$1,102,523
Brown-Forman Corporation Class B Common Stock	17,239	106,493

	$520,616	$1,209,016

4.	Tax Status:

The Internal Revenue Service has determined, and informed the Companies by a letter dated April 16, 2003, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

5.	Plan Termination:

Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

6.	Related Party Transactions:

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Certain administrative costs incurred by the Plan are paid by the Sponsor. Effective January 1, 2002, general administration expenses of the third-party record keeper, Fidelity, and the administration fee for processing loans are allocated to the participants’ accounts. Effective July 1, 2002, participant recordkeeping fees were waived by Fidelity. Administrative expenses of $3,479 and $3,407 in 2004 and 2003, respectively, were allocated to participants’ accounts. Fees for loans continue to be allocated to participants accounts.

Brown-Forman Winery Operations Savings Plan
Notes to Financial Statements, Continued

6.	Related Party Transactions, continued:

Due to the termination of the Sonoma-Cutrer Vineyard, Inc. Employee Stock Ownership Plan (ESOP Plan), certain participants of the ESOP Plan transferred their participation to the Plan. As a result, $578,240 and $2,422,246 were transferred into the Plan for the years ending December 31, 2004 and 2003, respectively.

Certain participants of the Plan transferred their participation to other defined contribution plans sponsored by the Sponsor. As a result, $16,742 and $3,793,881 of related plan assets were transferred from the Plan for the years ending December 31, 2004 and 2003, respectively.

Certain plan investments are units of Brown-Forman Corporation Class B stock. Therefore, these transactions qualify as related party transactions. For the years ending December 31, 2004 and 2003, 8,872 units were purchased for $137,902 and 8,720 units were purchased for $113,697, respectively. For the years ending December 31, 2004 and 2003, 4,947 units were sold for $76,943 and 6,469 units were sold for $83,538, respectively. Dividends of $6,635 and $5,650 were received on Company units for the years ending December 31, 2004 and 2003, respectively.

7.	Risks and Uncertainties:

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Brown-Forman Winery Operations Savings Plan
Plan #020 EIN #61-0143150
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2004

		Description of Investment Including
Identity of Issue, Borrower,		Maturity Date, Rate of Interest,		Current
Lessor or Similar Party		Collateral, Par or Maturity Value		Value
	Janus Enterprise Fund	4,095	Mutual fund shares	$154,044
	PIMCO Total Return Fund	62,398	Mutual fund shares	665,787
*	Fidelity Magellan Fund	11,331	Mutual fund shares	1,176,005
*	Fidelity Equity-Income Fund	39,829	Mutual fund shares	2,102,188
*	Fidelity Growth Company Fund	13,104	Mutual fund shares	734,735
*	Fidelity Asset Manager	34,632	Mutual fund shares	561,389
*	Fidelity Low Priced Stock Fund	3,958	Mutual fund shares	159,296
*	Fidelity Diversified Intl	17,336	Mutual fund shares	496,499
*	Fidelity Freedom 2000	14	Mutual fund shares	168
*	Fidelity Freedom 2010	96	Mutual fund shares	1,312
*	Fidelity Freedom 2020	2,895	Mutual fund shares	40,417
*	Fidelity Freedom 2030	2,146	Mutual fund shares	30,222
*	Fidelity Freedom 2040	107	Mutual fund shares	882
*	Fidelity Freedom 2015	316	Mutual fund shares	3,494
*	Fidelity Freedom 2025	46	Mutual fund shares	523
*	Fidelity Freedom 2035	794	Mutual fund shares	9,085
*	Fidelity Retirement Money
	Market Portfolio	2,237,893	Mutual fund shares	2,237,893
*	Managed Income Portfolio	2,328,612	Common collective trust fund units,
			variable rate and maturity	2,328,612
*	Spartan U.S. Equity Index Fund	2,661	Mutual fund shares	114,054
*	Brown-Forman Corporation	28,735	Class B common stock fund units	458,037
*	Participant loans	Loans, 5.25	% rate, variable maturity	349,421

				$11,624,063

*	Party-in-interest to the Plan